CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Net Element International, Inc.

Miami, Florida

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to the Registration Statement on Form S-3, File No. 333-182076 of Net Element International, Inc. of our report dated April 12, 2013, relating to our audit of the consolidated balance sheets of Net Element International, Inc. (formerly Net Element, Inc.) as of December 31, 2011, and the related consolidated statements of operations, changes in stockholders’ deficiency in assets, and cash flows for the year ended December 31, 2011, which appear in the Annual Report on Form 10-K of Net Element International, Inc., which was filed with the Securities and Exchange Commission on April 12, 2013. We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ Daszkal Bolton LLP

Fort Lauderdale, Florida

April 26, 2013